Exhibit 12.1

DEL LABORATORIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)

Pretax income	$8,275	$16,162	$30,915	$32,898	$26,684
Fixed charges (as calculated below)	9,267	8,747	6,381	6,025	5,745

Earnings	17,542	24,909	37,296	38,923	32,429

FIXED CHARGES:
Interest expense, net	8,193	6,779	4,402	3,944	3,400
Amortization of deferred financing fees	307	360	261	241	184
Rent expense interest factor	767	1,608	1,718	1,840	2,161

Total fixed charges	9,267	8,747	6,381	6,025	5,745

RATIO OF EARNINGS TO FIXED CHARGES	1.9x	2.8x	5.8x	6.5x	5.6x